Exhibit H-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-           )

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act")


Unitil Corporation et al.  (70-    )

     Unitil Corporation ("Unitil"), 6 Liberty Lane West, Hampton, New Hampshire, 03842- 1270, a registered holding company under the Act, and its wholly owned subsidiary companies, Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter") and Fitchburg Gas and Electric Light Company ("Fitchburg") (the "Subsidiaries" and together with Unitil the "Applicants") have filed an application-declaration under Sections 6(b), 7, 9(a) and 12(b) of the Act and Rules 43 and 45 thereunder.

     Unitil requests authorization for short-term borrowing on a revolving basis under current and proposed unsecured facilities from certain banks up to an aggregate amount of $25,000,000 for a period of time through June 30, 2003.

     Fitchburg requests authorization for short-term borrowings from any source, including the system money pool ("Money Pool"), in an aggregate principal amount at any one time outstanding not to exceed $20,000,000 for a period of time through June 30, 2003.

     In connection with the continued use of the Money Pool by Unitil and Concord, Exeter, Fitchburg, Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. (collectively, the "Money Pool Participants"), pursuant to the Cash Pooling and Loan Agreement ("Pooling Agreement") among UNITIL and the Money Pool Participants dated as of February 1, 1985, as amended, Fitchburg requests authorization to make loans to the other Money Pool Participants and incur borrowings from Unitil and the other Money Pool Participants, and the Applicants request authorization to make loans to Fitchburg, both through June 30, 2003.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.